Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following are forms of the cover letters enclosing Supplement No. 1 to the Prospectus/Consent Solicitation Statement to participants in each of Empire State Building Associates L.L.C., 60 East 42nd Street Associates L.L.C. and 250 West 57th St. Associates L.L.C.

March 11, 2013

To Participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C.

Dear Fellow Participants:

We are pleased to enclose supplement no. 1 to the January 21, 2013 prospectus/ consent solicitation. This supplement updates you on developments, and includes information regarding the option properties, class action settlement, distributions, excluded assets, and tax laws.

Our records show you have not yet voted, and we therefore include for your convenience a duplicate consent form with a postage paid, return envelope; please complete and return it to ensure that you and your fellow investors receive the transaction’s many benefits as soon as possible and reduce exposure to ongoing costs. If your consent form crossed in the mail, please ignore the additional form.

As always, we are here to help you. [Contact person] is available to help you at [phone number].

The first date we are allowed by SEC rules to conclude the solicitation of consents is March 25, 2013. We look forward to the soonest possible completion of the consent and your receipt of your share of special one-time reimbursement for the costs of the transaction, cash reserves, and class action settlement proceeds.

We are appreciative of all the goodwill expressed about our efforts and the transaction through phone calls, emails, and letters. We will keep you apprised of our ongoing progress. Thank you for your patience and support.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin

Peter L. Malkin	Anthony E. Malkin

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com, or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements, and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

March 11, 2013

To Participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St.
Associates L.L.C.

Dear Fellow Participants:

We are pleased to enclose supplement no. 1 to the January 21, 2013 prospectus/ consent solicitation. This supplement updates you on developments, and includes information regarding the option properties, class action settlement, distributions, excluded assets, and tax laws.

We are appreciative of all the goodwill expressed about our efforts and the transaction through phone calls, emails, and letters. The first date we are allowed by SEC rules to conclude the solicitation of consents is March 25, 2013. We look forward to the soonest possible completion of the consent and your receipt of your share of special one-time reimbursement for the costs of the transaction, cash reserves, and class action settlement proceeds.

        As always, we are here to help you. Our proxy solicitor MacKenzie Partners has personnel available to help you at

1-888-410-7850.

We will keep you apprised of our ongoing progress. Thank you for your patience and support.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin

Peter L. Malkin	Anthony E. Malkin

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com, or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements, and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.